Corporate Law Solutions A Professional Law Corporation
CLS	Gregory W. Preston, Esq. Managing Director
	907 Sandcastle Drive	Direct Dial: 949.760.0107
	Corona del Mar, CA 92625	gpreston@corp-law.com

March 22, 2018

VIA: EDGAR, Email and Overnight Mail Coy Garrison, Esq. Special Counsel Office of Real Estate and Commodities Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

Re:	Brix Student Housing REIT, Inc. (formerly, RW Holdings Student Housing REIT, Inc.) (the “Company”) Amendment No. 2 to Offering Statement on Form 1-A; File No. 024-10767

Dear Mr. Garrison:

On hehalf of the Company, we are responding to your comment letter dated February 8, 2018 to Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed January 12, 2018 (“Amendment No. 1”). Responses in this letter refer to Amendment No. 2 to the Offering Statement as filed today (“Amendment No. 2”). We also enclose a copy of Amendment No. 2 marked to show changes from Amendment No. 1.

Your numbered comments and our corresponding responses are set forth below.

General

1.	We note your revised disclosure throughout that you may make investments through joint ventures with related or third party student housing property owners. Please tell us whether you intend to enter into joint ventures with Brix Student Housing REIT, Inc. (formerly, RW Holdings Student Housing REIT, Inc.).

Response: The Company does not intend to enter into joint ventures with RW Holdings NNN REIT, Inc., as single tenant triple net lease commercial properties are not within the Company’s investment criteria.

2.	We note your disclosure throughout that you anticipate that day-to-day property management will be performed by experienced recognized student housing property management companies that provide services in the areas where your properties are located. Please revise to clarify which entity is responsible for compensating such property management companies and, to the extent the compensation is to be paid by the Advisor or Sponsor, whether the compensation is subject to reimbursement by you.

Response: Amendment No. 2 has been revised to clarify that the Company will be responsible for compensating the property management companies.

3.	Please file your legal opinion with your next amendment.

Response: The legal opinion has been filed with Amendment No. 2 as Exhibit 12.

Finally, on behalf of the Company your qualification of the Offering Statement is hereby requested at your earliest convenience.

Thank you for your assistance with regard to this filing and please do not hessitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

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